Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

September 19, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tim Buchmiller, Special Counsel

Re:	DD3 Acquisition Corp. Draft Registration Statement on Form S-1 Submitted August 9, 2018 CIK No. 0001748252

Dear Mr. Buchmiller:

On behalf of DD3 Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated September 5, 2018 (the “Comment Letter”), from the Division of Corporation Finance, Office of Electronics and Machinery (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted on August 9, 2018 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Draft Registration Statement on Form S-1

Management Expertise, page 1

1.	We note from your “Management” section that your officers have investment banking experience. Indicate whether your officers also have experience in operating a company. Include risk factor disclosure as appropriate.

Response: The Company supplementally advises the Staff that, while the experience of the Company’s officers is predominantly in the investment banking industry, such experience includes operational experience within such industry. In response to the Staff’s comment, the Company has added disclosure to the risk factor on page 29, referring to the limited nature of the officers’ operational experience.

United States Securities and Exchange Commission

Division of Corporation Finance

September 19, 2018

Acquisition Criteria, page 4

2.	Given your disclosure that you will primarily focus on one or two acquisitions, clarify your reference to “robust deal flow” in the last paragraph of this section.

Response: The Company has revised the disclosure on pages 4 and 54 of the Registration Statement in response to the Staff’s comment.

Emerging Growth Company Status and Other Information, page 6

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide to the Staff, in care of Mr. Buchmiller, a copy of the presentation that has been used by the Company in meetings with potential investors in reliance on Section 5(d) of the Securities Act. No other written communications have been presented by the Company (or by anyone authorized to do so on the Company’s behalf) to potential investors in reliance on Section 5(d) of the Securities Act.

Private Placements, page 6

4.	We note your disclosure here and throughout your prospectus that your sponsor purchased 1,473,500 founder shares and that those shares include 187,500 shares that will be forfeited to the extent that the underwriters' over-allotment option is not exercised in full, so that the initial shareholders will own 20% in the aggregate of your shares after the public offering. Please tell us, or revise your disclosure as appropriate to show, how this disclosure reconciles to the first row in the table on page 44 which indicates that the initial shareholders have purchased 1,250,000 founder shares which will represent 19.2% of the total shares outstanding after the public offering.

Response: The Company has revised the disclosure throughout the Registration Statement to indicate that while the sponsor originally purchased 1,473,500 founder shares, it subsequently forfeited 36,000 founder shares.

United States Securities and Exchange Commission

Division of Corporation Finance

September 19, 2018

If we are deemed to be insolvent..., page 20

5.	Clarify if the disclosure in the last sentence on page 20 could mean that shareholders would have to pay back amounts received by them as a redemption or other distribution.

Response: The Company has revised the disclosure on page 20 in response to the Staff’s comment.

We may amend the terms of the warrants..., page 26

6.	Disclose the percentage of the holders of the warrants issued in the public offering that would be needed to vote in favor of a proposed amendment for it to be approved, assuming that the holders of the private warrants all voted in favor of such amendment.

Response: The Company has revised the disclosure on page 27 of the Registration Statement in response to the Staff’s comment.

If our security holders exercise their registration rights..., page 31

7.	Disclose when the shares could be released from escrow as indicated in the first sentence of this risk factor.

Response: The Company has revised the disclosure on page 31 of the Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 39

8.	Revise your table to include the 3.5% fee payable to EarlyBirdCapital. Include risk factor disclosure, if true, that compared to other SPACs, you will use less proceeds from your offering for acquisition purposes due to this fee. Also include in an appropriate location in your prospectus disclosure regarding any material conflicts of interest that this fee creates. Also show in this table the approximate amount of funds that will be available to use for a business combination (assuming no shareholder redemptions or share purchases as a result of a tender offer) and ensure that your disclosure throughout your filing, such as under "Financial position" on page 55, is consistent with the amount available for acquisitions.

Response: The Company supplementally advises the Staff that it is customary for SPACs to either pay a 3.5% fee, comparable to that to be paid by the Company to EarlyBirdCapital, or to pay deferred underwriting commissions in the amount of 3.5% of the offering size, in either case upon the consummation of an initial business combination and from the proceeds held in trust. Accordingly, the Company does not believe that risk factor disclosure regarding the amount of proceeds as compared to other SPACs is appropriate. The Company has revised the table to include a footnote regarding the obligation to pay the fee from the net proceeds held in trust (which the Company believes is consistent with the disclosure typically included in the table by SPACs with respect to the obligation to pay deferred underwriting commissions upon the consummation of an initial business combination) and the approximate amount of funds available to use for a business combination after giving effect to such payment obligation, has modified the disclosure on page 55, and has included a risk factor on page 32 regarding potential conflicts of interest of EarlyBirdCapital resulting from the fee.

United States Securities and Exchange Commission

Division of Corporation Finance

September 19, 2018

Effecting a Business Combination, page 55

9.	Disclose whether you may legally extend your time period beyond 24 months and if so, clarify the procedures you would follow.

Response: The Company has added disclosure on page 56 of the Registration Statement in response to the Staff’s comment. The Company has also adjusted the timeframe within which it is required to complete its initial business combination from 24 to 21 months.

Financial position, page 55

10.	We note your reference to a forward purchase agreement. Clarify what this agreement is and disclose the material terms of this agreement. Provide us with analysis as to why this agreement should not be filed as an exhibit.

Response: The Company has revised the disclosure on page 55 of the Registration Statement to remove the reference to a forward purchase agreement.

Management, page 71

11.	We note from your disclosure under “Legal Proceedings” that there is no material litigation, arbitration or governmental proceeding against any of the members of your management team in their capacity as such and that the members of your management have not been subject to any such proceeding in the 12 months preceding the date of your prospectus. Please ensure that you have disclosed the involvement by any of your directors, persons nominated to become a director or your executive officers in any of the events listed in Regulation S-K Item 401(f) during the past ten years to the extent required by that Item. Similarly, ensure that you have disclosed whether any of your promoters have been involved in any of the events listed in Regulation S-K Item 401(f)(1) through (6) during the past five years to the extent required by that Item.

Response: The Company hereby confirms that no additional disclosure is required under Regulation S-K Item 401(f).

United States Securities and Exchange Commission

Division of Corporation Finance

September 19, 2018

12.	File the consent of each individual that will serve as a director commencing on the date of your prospectus. Refer to Securities Act Rule 438.

Response: The Company has filed as exhibits 99.4, 99.5, 99.6 and 99.7 to the Registration Statement, the consents of the individuals that will serves as directors of the Company commencing on the date of the prospectus.

Principal Shareholders, page 79

13.	Disclose the natural persons who have or share voting and/or investment power with respect to the shares held by the entity named in the table.

Response: The Company has revised the disclosure on page 79 of the Registration Statement in response to the Staff’s comment.

Warrants, page 87

14.	Disclose the “specified period” that is indicated in the last sentence on this page.

Response: The Company has revised the disclosure on page 88 of the Registration Statement in response to the Staff’s comment.

Underwriting Discount, page 117

15.	We note your disclosure in this section about changing the offering price and other selling terms. If true, revise to clarify that you are referring to changes after completion of this offering.

Response: The Company has revised the disclosure on page 118 of the Registration Statement in response to the Staff’s comment.

Purchase Option, page 118

16.	Briefly highlight the most significant terms of the purchase option granted to EarlyBirdCapital in your prospectus summary. In addition, in an appropriate location in your prospectus, disclose the material conflicts of interest that may be created as a result of this purchase option.

Response: The Company has added disclosure on pages 7 and 32 of the Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

September 19, 2018

Additional Future Arrangements, page 120

17.	Reconcile the first sentence of this section with your disclosure regarding the Business Combination Marketing Agreement on page 118.

Response: The Company has revised the disclosure on page 121 of the Registration Statement in response to the Staff’s comment.

*      *      *

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	DD3 Acquisition Corp.

Alan I. Annex, Esq.